07021245

omi LIMITED

SUPPL

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

15 February, 2007

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
FEB 21 2007
WASH. D.C. 186 SECTION

Dear Sir/Madam

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

PROCESSED
FEB 23 2007
THOMSON FINANCIAL

ITEM	DATE LODGED	DESCRIPTION
1.	28.12.06	Allotment of Convertible Notes and Options
2.	28.12.06	Appendix 3B
3.	28.12.06	Change of Director's Interest Notice
4.	28.12.06	Change of Director'
5.	03.01.07	Convertible Note Issue – Clarification of Earlier Announcement
6.	18.01.07	Response to ASX Query re Share Price
7.	23.01.07	Appointment of New Chairman
8.	01.02.07	Commitments Test Entity – Second Quarter Report
9.	02.02.07	Final Director's Interest Notice
10.	15.02.07	Second & Final Issue of Convertible Notes & Options
11.	15.02.07	Appendix 3B

Should you require any further information, please do not hesitate to contact me.

Yours faithfully,

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 1 of 49 pages.

dw 2/22

....

Tina Shey
Administration

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
FEB 21 2007
SEC MAIL PROCESSING SECTION
WASH. D.C. 186

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/12/2006

TIME: 08:30:56

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Allotment of Convertible Notes & Options

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 2 of 49 pages.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

omi LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

27 December 2006

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

CONTINUOUS DISCLOSURE

ALLOTMENT OF CONVERTIBLE NOTES AND OPTIONS

In terms of the approval granted at the Company's annual general meeting held on 23 November, the Company wishes to advise that on 22 December 2006 3,245,714 convertible notes were allotted and which has raised $1,136,000. In terms of the provisions of the convertible note issue, 3,245,714 options have also been issued.

The funds raised will be used for working capital.

Full details of the issue are contained in Appendix 3B "New Issue Announcement, application for quotation of additional securities and agreement" lodged under separate cover.

In addition, and in accordance with the terms of the approval for the issue of convertible notes, a total of 857,143 convertible notes and attaching options have been issued to Directors or persons/entities related to them for total consideration of $300,000. Details of convertible notes and options allotted are contained in Appendix 3Y "Changes of Directors Interest Notice" also lodged under separate cover.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

D C Mackenzie
Company Secretary

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/12/2006

TIME: 08:30:56

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

ABN

11 091 192 871

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(a) Convertible notes (b) Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 3,245,714 (b) 3,245,714

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue price of convertible notes: $0.35 per note Redemption: 30 September 2009. Conversion: May take place after 6 (six) months after date of issue and before 30 September 2009. Conversion rate: One (1) convertible note for one (1) share, or subject to 10% discount to share price if share price is below 28 cents per share (eg if 25 cents per share, conversion rate is 1.55 OMI shares for one convertible note). Interest rate: payable quarterly in arrears (at end of each quarter) at the rate of 10% to convertible note holders on the interest record date and pro rata from date of allotment to 31 December 2006). Redemption: Company may redeem convertible notes at any time prior to the expiry of their term by paying 110% of the face value of the convertible notes. (Company cannot convert into shares). Transferability: Can be transferred. Security: Will have the benefit of a first ranking fixed and floating charge over all the assets and undertakings of OMI. Issue of options: At no cost to each convertible note holder on basis of one (1) option, each to acquire one (1) ordinary share for every one (1) convertible note issued by the Company to that convertible note holder. OMI ordinary shares issues upon exercise of options will rank pari passu with all other issued ordinary shares. Lapse of options: options to lapse if not exercised by 30 September 2009. Exercise of options: options can be exercised by payment of 35 cents per option. Transfer of options: options can be transferred. New issue of shares: No rights exist to participate in new issue of securities in OMI from holding of options. Option holder's rights in event of bonus issue, rights issue or a capital reconstruction: Adjustment provisions to apply will satisfy ASX Listing Rule requirements. ASX Listing: Neither the convertible notes or options will be listed on ASX. Use of funds: To be applied to working capital requirements. Invitations to apply for convertible notes: Will be made to various sophisticated and other like investors, and may include existing shareholders in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. Convertible notes rank in the event of winding up ahead of ordinary shareholders through a first ranking fixed and floating charge over all the assets and undertakings of OMI.
5	Issue price or consideration	(a) $0.35 per convertible note (b) Nil – issued free with each convertible note
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital requirements
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Friday 22 December 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
32,178,626	Ordinary
Nil	Notes
Nil	Options

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,245,714 3,245,714	Convertible notes Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Convertible notes to be subject to interest at rate of 10% pa

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 December 2006

Print name: D C Mackenzie
(Director)

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/12/2006

TIME: 08:30:57

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ABN	11 091 192 871

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terence James SKENE
Date of last notice	23 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in the name of Fellcroft Pty Ltd (as Trustee for the Skene Family Trust) in which the Director has a beneficial interest.
Date of change	22 December 2006
No. of securities held prior to change	(a) 47,700
Class	(a) Ordinary
	(b) Convertible notes
	(c) Options
Number acquired	(b) 714,286
	(c) 714,286
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(b) $250,000 (c) Nil (attached to issue of con notes)

+ See chapter 19 for defined terms.

No. of securities held after change	(a) 47,700 ordinary shares
	(b) 714,286 convertible notes
	(c) 714,286 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities in accordance with terms and conditions of convertible note issue approved at annual general meeting on 23 November 2006.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

Lodged by:
DC Mackenzie
Director and Company Secretary
27 December 2006

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/12/2006

TIME: 08:30:58

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open". status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ABN	11 091 192 871

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Leslie FRASER
Date of last notice	19 July 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dara Fraser (wife of Ian Fraser)
Date of change	22 December 2006
No. of securities held prior to change	(a) 27,500
Class	(a) Ordinary
	(b) Convertible notes
	(c) Options
Number acquired	(b) 142,857
	(c) 142,857
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(b) $50,000 (c) Nil (attached to issue of con notes)

+ See chapter 19 for defined terms.

No. of securities held after change	(a) 27,500 ordinary shares
	(b) 142,857 convertible notes
	(c) 142,857 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities in accordance with terms and conditions of convertible note issue approved at annual general meeting on 23 November 2006.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

Lodged by:
DC Mackenzie
Director and Company Secretary
27 December 2006

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN STOCK EXCHANGE

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 21 2007
WASH, D.C.
186

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/01/2007

TIME: 08:30:12

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Convertible Note Issue-Clarification of earlier announcement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 19 of 49 pages.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

3 January 2007

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

CONTINUOUS DISCLOSURE

ALLOTMENT OF CONVERTIBLE NOTES AND OPTIONS

CLARIFICATION TO ANNOUNCEMENT MADE ON 27 DECEMBER 2006

The Company confirms the announcement dated 27 December 2006 that on 22 December 2006 3,245,714 convertible notes were allotted which raised $1,136,000. In terms of the provisions of the convertible note issue, 3,245,714 options have also been issued.

The Company also wishes to confirm that in accordance with the terms for the approval of the issue of convertible notes, a total of 857,143 convertible notes and attaching options were issued to Directors or persons/entities related to them for a total consideration of $300,000.

The point for clarification now is that the number of convertible notes and attaching options issued to Directors were included in the aggregate of 3,245,714 convertible notes and options previously reported, and referred to above, and not in addition thereto.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

D C Mackenzie
Company Secretary

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/01/2007

TIME: 15:15:27

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Response to ASX Query re Share Price

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Frances Finucan
Adviser, Issuers (Brisbane)
ASX Limited
Level 5
Riverside Centre
123 Eagle Street
Brisbane Qld 4001

18 January 2007

Dear Frances

ASX PRICE QUERY

I refer to your letter dated 18 January 2007 in relation to the recent change in price of the Company's securities and respond as follows in line with the numbering in your letter:

1. The Company is not aware of any information concerning it, that has not been announced and which, if known, could be an explanation for recent trading in the securities of the Company.
2. Not applicable.
3. The Company is not aware of other matters that would explain the recent price change and increase in volume in the securities of the Company.
4. We further confirm that the Company is in compliance with the ASX Listing Rules and, in particular, Listing Rule 3.1

Yours sincerely

David Shirley
Director

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Level 5
Riverside Centre
123 Eagle Street
Brisbane QLD 4000

PO Box 7055
Riverside Centre
Brisbane QLD 4001

Telephone 61 (07) 3835 4005
Facsimile 61 (07) 3832 4114
Internet http://www.asx.com.au

18 January 2007

Mr David Shirley
Director
Occupational & Medical Innovations Limited
Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

By email davidc@optusnet.com.au

Dear Mr Shirley

Occupational & Medical Innovations Limited (the "Company")
RE: PRICE QUERY

We have noted a change in the price of the Company's securities from 60 cents on 17 January 2007 to a high of 80 cents today. We have also noted an increase in the volume of trading in securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by **e-mail at frances.finucan@asx.com.au** or by facsimile on **facsimile number (07) 3832 4114**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, **not later than 2.30 pm Brisbane time today.**

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Frances Finucan
<u>Adviser, Issuers (Brisbane)</u>

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0445
Facsimile 61 2 9227 0808
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

29 December 2006

Mr Donald Mackenzie
Company Secretary
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
PO Box 2150
LOGAN CITY BC QLD 4114

Dear Mr Mackenzie

Please be advised of the following:

Changes To Securities - Additional/Buy Backs

Official quotation* will be granted to the undermentioned securities as from the commencement of trading on Tuesday 02 January 2007.

Name:- OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ASX Code:- OMI
Home Branch:- Brisbane

Changes To Securities - Additional/Buy Backs

ASX Code	Purpose	Ranking	Number
OMIAI	unquoted 10% redeemable convertible notes maturing 30 September 2009 issued at $0.35 per note fully paid being a placement to raise additional working capital. Interest is payable quarterly in arrears on 31 March, 30 June, 30 September, and 31 December in each year. The first payment date is 31 March 2007.	These securities constitutes a new class of security.	3,245,714
OMIAK	unquoted options expiring 30 September 2009 exercisable at $0.35 per option issued pursuant to the abovementioned placement.	These options constitute a new class of security.	3,245,714

Summary

Quoted Securities:

ASX Code	Security Description	Number
OMI	ORDINARY FULLY PAID	31,355,626

Unquoted Securities:

ASX Code	Security Description	Number
OMIAI	10% REDEEM CONVERTIBLE NOTES MATURING 30-SEP-2009	3,245,714
OMIAK	OPTION EXPIRING 30-SEP-2009 EX 35C	3,245,714

** Official Quotation - Please note any security with the 4th letter 'A' in the ASX CODE are unquoted securities and have not been granted quotation.*

Rule 12g3-2b exemption
File No.: 82 - 5174
Page No. 25 of 49 pages.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0445
Facsimile 61 2 9227 0808
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

29 December 2006

Mr Donald Mackenzie
Company Secretary
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
PO Box 2150
LOGAN CITY BC QLD 4114

Dear Mr Mackenzie

Please be advised of the following:

Changes To Securities - Additional/Buy Backs

Official quotation* will be granted to the undermentioned securities as from the commencement of trading on Tuesday 02 January 2007.

Name:- OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ASX Code:- OMI
Home Branch:- Brisbane

Changes To Securities - Additional/Buy Backs

ASX Code	Purpose	Ranking	Number
OMIAI	unquoted 10% redeemable convertible notes maturing 30 September 2009 issued at $0.35 per note fully paid being a placement to raise additional working capital. Interest is payable quarterly in arrears on 31 March, 30 June, 30 September, and 31 December in each year. The first payment date is 31 March 2007.	These securities constitutes a new class of security.	3,245,714
OMIAK	unquoted options expiring 30 September 2009 exercisable at $0.35 per option issued pursuant to the abovementioned placement.	These options constitute a new class of security.	3,245,714

Summary

Quoted Securities:

ASX Code	Security Description	Number
OMI	ORDINARY FULLY PAID	31,355,626

Unquoted Securities:

ASX Code	Security Description	Number
OMIAI	10% REDEEM CONVERTIBLE NOTES MATURING 30-SEP-2009	3,245,714
OMIAK	OPTION EXPIRING 30-SEP-2009 EX 35C	3,245,714

* *Official Quotation - Please note any security with the 4th letter 'A' in the ASX CODE are unquoted securities, and have not been granted quotation.*

If you have any queries regarding this confirmation letter please contact me on (02) 9227 0445, David Tu on (02) 9227 0064 or Nicholas Tham on (02) 9227 0078.

Any other queries should be directed to your ASX Issuers Advisor, Melissa Grundy on (07) 3835 4005.

Yours sincerely

Karen Webb
Information Services

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/01/2007

TIME: 08:29:56

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appointment of new Chairman

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

22 January 2007

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

CONTINUOUS DISCLOSURE

APPOINTMENT OF CHAIRMAN – MR DAVID SHIRLEY

In line with the proposals contained in the address to the Annual General Meeting held on 23 November 2006, the Company now confirms:

- Mr Ian Fraser, with effect from the close of business on 31 January 2007, will resign as a Director of Occupational & Medical Innovations Limited. The Company wishes to place on record its appreciation of the valuable contribution that Ian Fraser has made to the consolidation of OMI's operations since his appointment in November 2004.

- Mr David Shirley, who was appointed a Director on 23 November 2006, assumed the role of Non-Executive Chairman on 22 January 2007. David had a successful career providing strategic, business planning and governance advice in executive management positions with Microsoft Business Solutions and Navision. He is also a non-executive board and audit committee member of GBST Holdings Limited and Steel Foundations Limited and was a non-executive board and audit committee member with Queensland Capital Corporation Limited. David also serves as an advisory board member for a number of privately owned companies and was a partner with Gadens Lawyers. David is a member of OMI's Audit and Risk Management Committee.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

D C Mackenzie
Company Secretary

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/02/2007

TIME: 09:53:01

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Commitments Test Entity - Second Quarter Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Occupational & Medical Innovations Limited

ABN

11 091 192 871

Quarter ended ("current quarter")

31 December 2006

Consolidated statement of cash flows

Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1 Receipts from customers	(134)	486
1.2 Payments for (a) staff costs	(249)	(551)
(b) advertising and marketing	1	(5)
(c) research and development	(57)	(140)
(d) leased assets	(29)	(31)
(e) other working capital	-	-
1.3 Dividends received	-	-
1.4 Interest and other items of a similar nature received	14	35
1.5 Interest and other costs of finance paid	-	(1)
1.6 Income taxes paid	-	-
1.7 Other (provide details if material)		
(a) legal costs	19	(139)
(b) travel expenses	(35)	(79)
(c) listing and share registry	(12)	(22)
(d) manufacturing expenses	(41)	(202)
(e) insurance	(32)	(64)
(f) property costs including rent	(21)	(39)
(g) other	87	37
Net operating cash flows	(489)	(715)

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 31 of 49 pages.

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	(489)	(715)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	24	24
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	24	24
1.14	**Total operating and investing cash flows**	(465)	(691)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	386	386
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	300	300
1.18	Repayment of borrowings	(70)	(122)
1.19	Dividends paid		-
1.20	Other (proceeds from convertible note issue)	1136	1136
	Net financing cash flows	1752	1700
	Net increase (decrease) in cash held	1287	1009
1.21	Cash at beginning of quarter/year to date	949	1,227
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	2236	2,236

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	168
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Comprises directors fees, salaries to executive directors, superannuation and consulting fees paid to a director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Not Applicable

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Not Applicable

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	9	9
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	647	504
4.2	Deposits at call	1589	445
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	2236	949

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Not Applicable	Not Applicable
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not~~* *(delete one)* give a true and fair view of the matters disclosed.

[signature]

Print name: DONALD CHARLES MACKENZIE

Date:
Company Secretary

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 34 of 49 pages.

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/02/2007

TIME: 14:37:58

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ABN	11 091 192 871

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ian Leslie FRASER
Date of last notice	27 December 2006
Date that director ceased to be director	31 January 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Dara Fraser (wife of Ian Fraser)	(a) 27,500 ordinary shares (b) 142,857 convertible notes (c) 142,857 options

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

Lodged by:
DC Mackenzie
Director and Company Secretary
2 February 2007

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/02/2007

TIME: 10:08:56

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Second & Final Issue of convertible notes & options

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

14 February 2007

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

CONTINUOUS DISCLOSURE

SECOND AND FINAL ALLOTMENT OF CONVERTIBLE NOTES AND OPTIONS

In terms of the approval granted at the Company's annual general meeting held on 23 November, the Company wishes to advise that on 14 February 2007, a further 1,040,000 convertible notes were allotted. This brings the total number of convertible notes on issue to 4,285,714 which has raised in total $1,500,000. In terms of the provisions of the convertible note issue, a further 1,040,000 options have been issued which brings the total number of options on issue to 4,285,714.

The funds from the issue will be used for working capital.

Full details of the issue are contained in Appendix 3B "New Issue Announcement, application for quotation of additional securities and agreement" lodged under separate cover.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

D C Mackenzie
Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED
SEC MAIL PROCESSING
FEB 21 2007
WASH. D.C. 186 SECTION

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/02/2007

TIME: 10:13:18

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

ABN

11 091 192 871

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(a) Convertible notes (b) Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 1,040,000 (b) 1,040,000

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue price of convertible notes: $0.35 per note Redemption: 30 September 2009. Conversion: May take place after 6 (six) months after date of issue and before 30 September 2009. Conversion rate: One (1) convertible note for one (1) share, or subject to 10% discount to share price if share price is below 28 cents per share (eg if 25 cents per share, conversion rate is 1.55 OMI shares for one convertible note). Interest rate: payable quarterly in arrears (at end of each quarter) at the rate of 10% to convertible note holders on the interest record date and pro rata from date of allotment. Redemption: Company may redeem convertible notes at any time prior to the expiry of their term by paying 110% of the face value of the convertible notes. (Company cannot convert into shares). Transferability: Can be transferred. Security: Will have the benefit of a first ranking fixed and floating charge over all the assets and undertakings of OMI. Issue of options: At no cost to each convertible note holder on basis of one (1) option, each to acquire one (1) ordinary share for every one (1) convertible note issued by the Company to that convertible note holder. OMI ordinary shares issues upon exercise of options will rank pari passu with all other issued ordinary shares. Lapse of options: options to lapse if not exercised by 30 September 2009. Exercise of options: options can be exercised by payment of 35 cents per option. Transfer of options: options can be transferred. New issue of shares: No rights exist to participate in new issue of securities in OMI from holding of options. Option holder's rights in event of bonus issue, rights issue or a capital reconstruction: Adjustment provisions to apply will satisfy ASX Listing Rule requirements. ASX Listing: Neither the convertible notes or options will be listed on ASX. Use of funds: To be applied to working capital requirements. Invitations to apply for convertible notes: Will be made to various sophisticated and other like investors, and may include existing shareholders in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. Convertible notes rank in the event of winding up ahead of ordinary shareholders through a first ranking fixed and floating charge over all the assets and undertakings of OMI.
5	Issue price or consideration	(a) $0.35 per convertible note (b) Nil – issued free with each convertible note
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital requirements
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Wednesday 14 February 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
32,178,626	Ordinary
Nil	Notes
Nil	Options

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,285,714 4,285,714	Convertible notes Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Convertible notes to be subject to interest at rate of 10% pa

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 February 2007

Print name: D C Mackenzie
(Director)

== == == == ==

+ See chapter 19 for defined terms.

END

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 49 of 49 pages.